Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134508
PROSPECTUS
3,194,137 Shares
of
Common Stock, par value $0.10 per share
Gentiva Health Services, Inc.
             This prospectus relates to the sale of up to 3,194,137 shares of our common stock, par value $0.10 per share, which are held by certain stockholders named in this prospectus, each of which we refer to in this prospectus as a “Selling Stockholder” and, collectively, as the “Selling Stockholders.” The Selling Stockholders acquired our shares of common stock directly from us in connection with our acquisition of The Healthfield Group, Inc. on February 28, 2006.
      A Registration Rights Agreement, dated February 28, 2006, which we refer to in this prospectus as the “Registration Rights Agreement,” affects the rights of the Selling Stockholders with respect to the common stock offered by this prospectus. The shares of common stock may be sold from time to time by and for the account of the Selling Stockholders, provided that each sale complies with the terms of the Registration Rights Agreement, including provisions relating to blackout periods. The Selling Stockholders and/or their pledgees, donees, transferees or other successors-in-interest may sell all or a portion of the shares of common stock from time to time in public transactions, in privately negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price for the shares (or at negotiated prices). Such sales may be effected directly or through one or more brokers, who may act as agent or as principal, underwriters, dealers, agents or directly to purchasers or by a combination of such methods of sale. See “Plan of Distribution” beginning on page 13 for additional information on the methods of sale.
      We will not receive any of the proceeds from the sale of the shares of common stock offered by the Selling Stockholders, except as described below.
      Under the terms of the merger agreement with The Healthfield Group, Inc., pursuant to which we acquired Healthfield and the Selling Stockholders acquired the shares of our common stock being offered under this prospectus, the Selling Stockholders have deposited into escrow a total of 1,893,656 shares to secure a portion of their indemnification obligations to us under the merger agreement. These shares are scheduled to be released from escrow in three equal tranches (less an amount for any resolved or pending claims against the Selling Stockholders) on December 31, 2006, June 30, 2007 and February 28, 2008. Any such Selling Stockholder who elects to sell some or all of its shares held in escrow is required to deposit the resulting net sale proceeds into escrow. We could receive some or all of these sale proceeds should such Selling Stockholder be required to indemnify us under the merger agreement.
      Our common stock is listed on the NASDAQ Global Select Market and trades under the symbol “GTIV.”
      On May 25, 2006, the closing price of our common stock on the NASDAQ Global Select Market was $17.34 per share.
       Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 17, 2006.

      You should rely only on the information contained in this prospectus and the documents incorporated herein by reference. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Selling Stockholders are not making an offer of these securities in any state or other jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under this shelf process, the Selling Stockholders may, from time to time, sell common stock in one or more offerings, subject to the terms of the Registration Rights Agreement referred to below. You should read this prospectus and the documents incorporated by reference herein, together with the additional information described below under the heading “Where You Can Find Additional Information,” before you decide whether to invest in the common stock.
      The registration statement (including the exhibits) of which this prospectus is a part contains additional information about us and the common stock the Selling Stockholders may offer by this prospectus. Specifically, we have filed as exhibit 4.1 to the registration statement the Registration Rights Agreement, which affects the rights of the Selling Stockholders with respect to the common stock offered by this prospectus. We may in the future file certain other legal documents which could affect the terms of the common stock offered by this prospectus as exhibits to reports we file with the SEC. The registration statement and the reports can be read at the SEC Web site (www.sec.gov) or at the SEC offices mentioned under the heading “Where You Can Find Additional Information.”
      To understand more fully the offering of common stock covered by this prospectus, you should read this entire document carefully, including particularly the “Risk Factors” section and the documents identified in the section titled “Where You Can Find Additional Information.”
THE COMPANY
      All references to “Gentiva,” “we,” “our” and “us” refer to Gentiva Health Services, Inc. and its consolidated subsidiaries. Gentiva provides comprehensive home health services throughout most of the United States with operations in the following segments:

•	The Home Healthcare Services segment consists of direct home nursing and therapy services operations, including specialty programs. Direct home nursing and therapy services operations are conducted through licensed and Medicare-certified agencies located in 36 states, from which we provide various combinations of skilled nursing and therapy services, paraprofessional nursing services and homemaker services to pediatric, adult and elder patients. Our direct home nursing and therapy services operations also deliver services to our customers through focused specialty programs that include: (i) Gentiva Orthopedics Program, which provides individualized home orthopedic rehabilitation services to patients recovering from joint replacement or other major orthopedic surgery; (ii) Gentiva Safe Stridessm Program, which provides therapies for patients with balance issues who are prone to injury or immobility as a result of falling; (iii) Gentiva Cardiopulmonary Program, which helps patients and their physicians manage heart and lung health in a home-based environment; and (iv) Gentiva Rehab Without Walls, which provides home and community-based neurorehabilitation therapies for patients with traumatic brain injury, cerebrovascular accident injury and acquired brain injury, as well as a number of other complex rehabilitation cases.

•	The CareCentrix segment consists of our ancillary care benefit management and coordination of integrated homecare services for managed care organizations and health benefit plans through a network of more than 3,000 provider locations, including both third-party provider and Gentiva locations, under the CareCentrix brand. CareCentrix operations provide an array of administrative services and coordinate the delivery of home nursing services, acute and chronic infusion therapies, durable medical equipment, and respiratory products and services for managed care organizations and health plans.

•	The Other Related Services segment consists of our hospice, durable medical equipment and respiratory services, infusion therapy and consulting businesses.

      On February 28, 2006, we acquired The Healthfield Group, Inc., which we refer to in this prospectus as “Healthfield,” for approximately $464 million in cash and shares of our common stock, including transaction costs of $11.1 million. Healthfield operates under the Home Health Services segment and Other Related Services segment of Gentiva. In connection with the acquisition and as part of the consideration paid to the former holders of capital stock of Healthfield, we issued to certain of them 3,194,137 shares of Gentiva common stock on February 28, 2006. Those former holders of capital stock of Healthfield who received Gentiva common stock in the acquisition are the Selling Stockholders. The shares of Gentiva common stock were issued to the Selling Stockholders in a private placement which was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, which we refer to in this prospectus as the “Securities Act.” We agreed to make available the shelf registration statement of which this prospectus forms a part for the resale of such shares of Gentiva common stock by the Selling Stockholders.
      We were incorporated under the laws of Delaware in August 1999. Our principal executive offices are located at 3 Huntington Quadrangle, Suite 200S, Melville, New York 11747-4627, and our telephone number is (631) 501-7000.

RISK FACTORS
      You should consider carefully all of the information set forth in, or incorporated by reference into, this prospectus and, in particular, the risk factors described below.
RISKS RELATED TO GENTIVA’S BUSINESS AND INDUSTRY

Our growth strategy may not be successful.
      The future growth of our business and our future financial performance will depend on, among other things, our ability to increase our revenue base through a combination of internal growth and strategic ventures, including acquisitions. Our home health services business experienced no growth during the fiscal periods from 1998 through 2001. During fiscal 2003, 2004 and 2005 revenue grew 5.9 percent, 3.9 percent and 2.7 percent, respectively; however, future revenue growth cannot be assured as it is subject to the effects of competition, various risk factors including the uncertainty of Medicare, Medicaid and private health insurance reimbursement, the ability to generate new and retain existing contracts with major payer sources, the ability to attract and retain qualified personnel and the ability to integrate effectively and retain the business acquired by us through our acquisition of Healthfield.

Competition among home healthcare companies is intense.
      The home health services industry is highly competitive. We compete with a variety of other companies in providing home health services, some of which may have greater financial and other resources and may be more established in their respective communities. Competing companies may offer newer or different services from those offered by us and may thereby attract customers who are presently receiving our home health services.

The cost of healthcare is funded substantially by government and private insurance programs. If this funding is reduced or becomes limited or unavailable to our customers, our business may be adversely impacted.
      Third-party payers include Medicare, Medicaid and private health insurance providers. Third-party payers are increasingly challenging prices charged for healthcare services. We cannot assure you that our services will be considered cost-effective by third-party payers, that reimbursement will be available or that payers’ reimbursement policies will not have a material adverse effect on our ability to sell our services on a profitable basis, if at all. We cannot control reimbursement rates or policies for a significant portion of our business.

Possible changes in the case mix of patients, as well as payer mix and payment methodologies, may have a material adverse effect on our profitability.
      The sources and amounts of our patient revenues will be determined by a number of factors, including the mix of patients and the rates of reimbursement among payers. Changes in the case mix of the patients as well as payer mix among private pay, Medicare and Medicaid may significantly affect our profitability. In particular, any significant increase in our Medicaid population or decrease in Medicaid payments could have a material adverse effect on our financial position, results of operations and cash flow, especially if states operating these programs continue to limit, or more aggressively seek limits on, reimbursement rates or service levels.

The loss of significant contracts, as well as significant reductions in members covered or services provided under these contracts, could have a material adverse effect on our financial condition and results of operations.
      We have entered into service agreements with a number of managed care organizations to provide, or contracted with third-party providers to provide, home nursing services, acute and chronic infusion therapies, durable medical equipment and respiratory products and services to patients insured by those organizations. One such contract with CIGNA Health Corporation (“Cigna”) accounted for 29 percent of our total net revenues for the fiscal year ended January 1, 2006 and 23 percent of our total net revenues for the fiscal quarter ended April 2, 2006. We entered into a new home healthcare contract with Cigna effective January 1, 2004, as amended, and expiring on January 31, 2007. We subsequently extended that contract to January 31, 2009. Under the termination provisions of the contract, Cigna has the right to terminate the contract on January 31, 2008, if it provides advance written notice to us on or before September 1, 2007. If the Cigna contract or any other similar significant contract were to terminate or if there were a significant decrease in enrolled members, or products and services covered under our contract with Cigna or any other organization, our financial condition and results of operations could be materially adversely affected. Based on the changes in Gentiva’s arrangement with Cigna, Gentiva estimates that its fiscal 2006 revenues from Cigna could be up to $40 million lower than revenues from the Cigna contract in fiscal 2005.
      On November 29, 2005, Gentiva’s contract with TriWest Healthcare Alliance (“TriWest”) to provide coordination and delivery of homecare services to active and retired military personnel in certain western states terminated. Net revenues relating to the TriWest contract represented less than 3 percent of Gentiva’s total net revenues in fiscal 2005.

Further consolidation of managed care organizations and other third-party payers may adversely affect our profits.
      Managed care organizations and other third-party payers have continued to consolidate in order to enhance their ability to influence the delivery of healthcare services. Consequently, the healthcare needs of a large percentage of the United States population are increasingly served by a smaller number of managed care organizations. These organizations generally enter into service agreements with a limited number of providers for needed services. To the extent that such organizations terminate us as a preferred provider and/or engage our competitors as a preferred or exclusive provider, our business could be adversely affected. In addition, private payers, including managed care payers, could seek to negotiate additional discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk through prepaid capitation arrangements, thereby potentially reducing our profitability.

Gentiva and the healthcare industry continue to experience shortages in qualified home health service employees and management personnel.
      We compete with other healthcare providers for our employees, both clinical associates and management personnel. As the demand for home health services continues to exceed the supply of available and qualified staff, we and our competitors have been forced to offer more attractive wage and benefit packages to these professionals. Furthermore, the competitive arena for this shrinking labor market has created turnover as many seek to take advantage of the supply of available positions, each offering new and more attractive wage and benefit packages. In addition to the wage pressures inherent in this environment, the cost of training new employees amid the turnover rates has caused added pressure on our operating margins.

An economic downturn, continued deficit spending by the federal government and state budget pressures may result in a reduction in reimbursement and covered services.
      An economic downturn can have a detrimental effect on revenues. Historically, state budget pressures have translated into reductions in state spending. Given that Medicaid outlays are a significant component of state budgets, we can expect continuing cost containment pressures on Medicaid outlays for our services in the states in which we operate. In addition, an economic downturn may also impact the number of enrollees in managed care programs as well as the profitability of managed care companies, which could result in reduced reimbursement rates.
      The existing federal deficit, as well as deficit spending by the government as the result of adverse developments in the economy or other reasons, can lead to continuing increased pressure to reduce government expenditures for other purposes, including governmentally funded programs in which we participate, such as Medicare and Medicaid. Such actions in turn may adversely affect our results of operations.

We may experience disruption to our business and operations from the effects of natural disasters or terrorist acts.
      The occurrence of natural disasters or terrorist acts, and the erosion to our business caused by such an occurrence, may adversely impact our profitability. In the affected areas, our offices may be forced to close for limited or extended periods of time, and we may face a reduced supply of clinical associates.

The agreement governing our new term loan and revolving credit facility contains, and future debt agreements may contain, various covenants that limit our discretion in the operation of our business.
      Although we had no outstanding debt as of January 1, 2006, we incurred debt in the principal amount of $370 million in connection with our acquisition of Healthfield on February 28, 2006 and may incur additional debt in the future. The agreement and instruments governing our new term loan and revolving credit facility contain, and the agreements and instruments governing our future debt agreements may contain, various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios and restrict our ability to:

•	incur more debt;

•	redeem or repurchase stock, pay dividends or make other distributions;

•	make certain investments;

•	create liens;

•	enter into transactions with affiliates;

•	make acquisitions;

•	merge or consolidate;

•	transfer or sell assets; and

•	make fundamental changes in our corporate existence and principal business.
      In addition, events beyond our control could affect our ability to comply with and maintain the financial tests and ratios. Any failure by us to comply with or maintain all applicable financial tests and ratios and to comply with all applicable covenants could result in an event of default with respect to our new term loan and revolving credit facility or future debt agreements. This could lead to the acceleration of the maturity of the facility and the termination of the commitments to make further extensions of credit. If we were unable to repay debt to our senior lenders, these lenders could proceed against the collateral securing that debt. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business at our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financing, mergers, acquisitions and other corporate opportunities.

We have risks related to obligations under our insurance programs.
      We are obligated for certain costs under various insurance programs, including employee health and welfare, workers’ compensation and professional liability. We may be subject to workers’ compensation claims and lawsuits alleging negligence or other similar legal claims. We maintain various insurance programs to cover these risks with insurance policies subject to substantial deductibles and retention amounts. We also may be subject to exposure relating to employment law and other related matters for which we do not maintain insurance coverage. We believe that our present insurance coverage and reserves are sufficient to cover currently estimated exposures; however, we cannot assure you that we will not incur liabilities in excess of recorded reserves or in excess of our insurance limits.
RISKS RELATED TO GENTIVA AND ITS COMMON STOCK FOLLOWING THE HEALTHFIELD ACQUISITION

We may fail to realize the anticipated synergies, cost savings and other benefits expected from the Healthfield acquisition, which could adversely affect the value of our common stock after the acquisition.
      The Healthfield acquisition involves the integration of two companies that have previously operated independently. Gentiva and Healthfield entered into their acquisition agreement with the expectation that the acquisition would create opportunities to achieve cost synergies and other benefits from operating the combined businesses of both companies.
      The value of our common stock following the acquisition may be affected by our ability to achieve the benefits expected to result from completion of the acquisition and our ability to realize the value of intangible assets and goodwill acquired by us. Achieving the benefits of the acquisition will depend in part upon meeting the challenges inherent in the successful combination of two business enterprises of the size and scope of Gentiva and Healthfield and the possible resulting diversion of management attention for an extended period of time. We cannot assure that these challenges will be met or opportunities realized and that any diversion will not negatively impact our operations following the acquisition.
      Delays encountered in the integration process could have a material adverse effect upon our revenues, level of expenses, operating results and financial condition following the acquisition. Although we expect significant benefits, such as increased cost savings and a meaningful platform in hospice operations, to result from the acquisition, we cannot assure that Gentiva will realize any of these anticipated benefits.

We may incur substantial expenses related to the integration of Healthfield.
      Gentiva may incur substantial expenses in connection with the integration of the business, policies, procedures, operations, technologies and systems of Healthfield with those of Gentiva. There are a large number of systems that may be integrated, including information management, purchasing, operations, accounting and finance, sales, billing, payroll and benefits, fixed asset and lease administration systems and regulatory compliance. While Gentiva has assumed that a certain amount of expenses would be incurred, factors beyond our control could affect the total amount or the timing of all of the expected integration expenses. These expenses could, particularly in the near term, exceed the savings that Gentiva expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost and revenue synergies related to the integration of the businesses following the acquisition.

Uncertainties associated with the acquisition may cause a loss of employees.
      Our success after the acquisition will depend in part upon our ability to retain key Gentiva employees as well as Healthfield employees. Competition for qualified personnel can be very intense. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Gentiva following the acquisition. Accordingly, we cannot assure you that Gentiva will be able to retain key employees to the same extent that it or Healthfield has been able to do so in the past.

We have incurred significant indebtedness following the acquisition, which can affect our liquidity.
      Gentiva had no outstanding indebtedness at the end of fiscal 2005. Following the closing of the Healthfield acquisition on February 28, 2006, Gentiva incurred indebtedness in the amount of $370 million in the form of a senior term loan. As a result of the increase in debt, demands on Gentiva’s cash resources will increase, which could affect Gentiva’s liquidity and, therefore, could have important effects on an investment in common stock. For example, while the impact of this increased indebtedness is expected to be addressed by the combined cash flows of Gentiva and Healthfield, the increased level of indebtedness could nonetheless create competitive disadvantages for Gentiva compared to other companies with lower debt levels.

Resales of Gentiva common stock following the acquisition may cause the market price of the common stock to fall.
      As of April 2, 2006, Gentiva had 26,872,659 shares of common stock outstanding, including approximately 3.2 million shares of common stock issued in connection with the acquisition of Healthfield. These shares are initially subject to a lock-up preventing the resale of the shares for nine months following the completion of the acquisition, and for an additional 12 months following that date, the holders may only sell up to 50 percent of the shares they hold. We have, however, given the holders of the shares issued in connection with the acquisition the right to include their shares in any underwritten registered offering we undertake, subject to certain conditions and limitations, even if that offering occurs during the lock-up period. We have also agreed to register the shares of common stock issued in connection with the acquisition no later than nine months following the completion of the acquisition. Any significant resales of these new shares in the public market from time to time could have the effect of depressing the market price for our common stock.
RISKS RELATED TO HEALTHCARE REGULATION

Legislative and regulatory actions resulting in changes in reimbursement rates or methods of payment from Medicare and Medicaid, or implementation of other measures to reduce reimbursement for our services, may have a material adverse effect on our revenues and operating margins.
      In fiscal 2005 and for our fiscal quarter ended April 2, 2006, 48 percent and 58 percent, respectively, of our total net revenues were generated from Medicare and Medicaid and Local Government programs. The healthcare industry is experiencing a strong trend toward cost containment, as the government seeks to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with providers. These cost containment measures generally have resulted in reduced rates of reimbursement for services that we provide.
      In addition, the timing of payments made under these programs is subject to regulatory action and governmental budgetary constraints. For certain Medicaid programs, the time period between submission of claims and payment has increased. Further, within the statutory framework of the Medicare and Medicaid programs, there are a substantial number of areas subject to administrative rulings and interpretations that may further affect payments made under those programs. Additionally, the federal and state governments may in the future reduce the funds available under those programs or require more stringent utilization and quality reviews of providers. Moreover, we cannot assure you that adjustments from Medicare or Medicaid audits will not have a material adverse effect on us.

We conduct business in a heavily regulated industry, and changes in regulations and violations of regulations may result in increased costs or sanctions.
      Our business is subject to extensive federal, state and, in some cases, local regulation. Compliance with these regulatory requirements, as interpreted and amended from time to time, can increase operating costs or reduce revenue and thereby adversely affect the financial viability of our business. Because these laws are amended from time to time and are subject to interpretation, we cannot predict when and to what extent liability may arise. Failure to comply with current or future regulatory requirements could also result in the imposition of various remedies, including fines, the revocation of licenses or decertification. Unanticipated increases in operating costs or reductions in revenue could adversely affect our liquidity.

We are subject to periodic audits and requests for information by the Medicare and Medicaid programs or government agencies, which have various rights and remedies against us if they assert that we have overcharged the programs or failed to comply with program requirements.
      The operation of our home health services business is subject to federal and state laws prohibiting fraud by healthcare providers, including laws containing criminal provisions, which prohibit filing false claims or making false statements in order to receive payment or obtain certification under Medicare and Medicaid programs, or failing to refund overpayments or improper payments. Violation of these criminal provisions is a felony punishable by imprisonment and/or fines. We may also be subject to fines and treble damage claims if we violate the civil provisions that prohibit knowingly filing a false claim or knowingly using false statements to obtain payment. State and federal governments are devoting increased attention and resources to anti-fraud initiatives against healthcare providers. The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and the Balanced Budget Act of 1997 (“BBA”) expanded the penalties for healthcare fraud, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs.
      We have established policies and procedures that we believe are sufficient to ensure that we will operate in substantial compliance with these anti-fraud and abuse requirements. On April 17, 2003, we received a subpoena from the Department of Health and Human Services, Office of the Inspector General, Office of Investigations (“OIG”). The subpoena seeks information regarding our implementation of settlements and corporate integrity agreements entered into with the government, as well as our treatment on cost reports of employees engaged in sales and marketing efforts. With respect to the cost report issues, the government has preliminarily agreed to narrow the scope of production to the period from January 1, 1998 through September 30, 2000. On February 17, 2004, we received a subpoena from the U.S. Department of Justice (“DOJ”) seeking additional information related to the matters covered by the OIG subpoena. We have provided documents and other information requested by the OIG and DOJ pursuant to their subpoenas and similarly intend to cooperate fully with any future OIG or DOJ information requests. To our knowledge, the government has not filed a complaint against us. While we believe that our business practices are consistent with Medicare and Medicaid programs criteria, those criteria are often vague and subject to change and interpretation. The imposition of fines, criminal penalties or program exclusions could have a material adverse effect on our financial condition, results of operations and cash flows.

We are also subject to federal and state laws that govern financial and other arrangements between healthcare providers.
      These laws often prohibit certain direct and indirect payments or fee-splitting arrangements between healthcare providers that are designed to encourage the referral of patients to a particular provider for medical products and services. Furthermore, some states restrict certain business relationships between physicians and other providers of healthcare services. Many states prohibit business corporations from providing, or holding themselves out as a provider of, medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs and civil and criminal penalties. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies.

We face additional federal requirements that mandate major changes in the transmission and retention of health information.
      HIPAA was enacted to ensure that employees can retain and at times transfer their health insurance when they change jobs and to simplify healthcare administrative processes. The enactment of HIPAA expanded protection of the privacy and security of personal medical data and required the adoption of standards for the exchange of electronic health information. Among the standards that the Secretary of Health and Human Services has adopted pursuant to HIPAA are standards for electronic transactions and code sets, unique identifiers for providers, employers, health plans and individuals, security and electronic signatures, privacy and enforcement. Although HIPAA was intended to ultimately reduce administrative expenses and burdens faced within the healthcare industry, we believe that implementation of this law has resulted and will result in additional costs. Failure to comply with HIPAA could result in fines and penalties that could have a material adverse effect on us.
RISKS RELATED TO OUR COMMON STOCK

The market price of our common stock may be volatile and experience substantial fluctuations.
      Our common stock is traded on the NASDAQ Global Select Market. The price of our common stock may fluctuate substantially based on a number of factors, including:

•	our operating and financial performance;

•	changes, or proposed changes, in government regulations;

•	stock market conditions generally and specifically as they relate to the home health services industry;

•	developments in litigation or government investigations;

•	changes in financial estimates and recommendations by securities analysts who follow our stock; and

•	economic and political uncertainties in the marketplace generally.
      Significant fluctuations in the market price of our common stock may adversely affect our shareholders.

Provisions in our organizational documents, Delaware law and our rights agreement could delay or prevent a change in control of Gentiva, which could adversely affect the price of our common stock.
      Provisions in our amended and restated certificate of incorporation and by-laws, anti-takeover provisions of the Delaware General Corporation Law and our rights agreement could discourage, delay or prevent an unsolicited change in control of Gentiva, which could adversely affect the price of our common stock. These provisions may also have the effect of making it more difficult for third parties to replace our current management without the consent of the board of directors. Provisions in our amended and restated certificate of incorporation and by-laws that could delay or prevent an unsolicited change in control include:

•	following the adoption by our shareholders at Gentiva’s 2006 annual meeting of shareholders of an amendment to our amended and restated certificate of incorporation to declassify our board of directors and the adoption by our board of conforming changes to our amended and restated by-laws, directors in classes I and III will next stand for election in 2007 for a one-year term and directors in class II will next stand for election in 2008 for a one-year term, at which time the board will no longer be classified;

•	limitations on the removal of directors so that they may only be removed for cause;

•	the ability of the board of directors to issue up to 25,000,000 shares of preferred stock and to determine the terms, rights and preferences of the preferred stock without shareholder approval; and

•	the prohibition on the right of shareholders to call meetings or act by written consent and limitations on the right of shareholders to present proposals or make nominations at shareholder meetings.
      Delaware law also imposes restrictions on mergers and other business combinations between us and any holder of 15 percent or more of our outstanding common stock. In addition, we have a rights agreement that has the effect of deterring take-overs of Gentiva without the consent of the board of directors. Generally, once a party acquires 10 percent or more of our common stock, the rights agreement may cause that party’s ownership interest in us to be diluted unless the board of directors consents to the acquisition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated by reference into this prospectus contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to in this prospectus as the “Exchange Act.” These forward-looking statements are not based on historical facts, but rather reflect Gentiva’s current expectations concerning future results and events. These forward-looking statements generally can be identified by the use of statements that include words such as “believe,” “anticipate,” “intend,” “expect,” “assume,” “plan,” “foresee,” “likely,” “will” or other similar words or phrases. Similarly, statements that describe Gentiva’s objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause Gentiva’s actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. These factors include, among others, the following:

•	general economic and business conditions;

•	demographic changes;

•	changes in, or failure to comply with, existing governmental regulations;

•	legislative proposals for healthcare reform;

•	changes in Medicare and Medicaid reimbursement levels;

•	effects of competition in the markets in which Gentiva operates;

•	liability and other claims asserted against Gentiva;

•	ability to attract and retain qualified personnel;

•	availability and terms of capital;

•	loss of significant contracts or reduction in revenues associated with major payer sources;

•	ability of customers to pay for services;

•	business disruption due to natural disasters or terrorist acts;

•	ability to successfully integrate the operations of Healthfield and achieve expected synergies and operating efficiencies from the acquisition, in each case within expected time-frames or at all;

•	effect on liquidity of Gentiva’s debt service requirements;

•	a material shift in utilization within capitated agreements; and

•	changes in estimates and judgments associated with critical accounting policies and estimates.
      More information about risks, uncertainties and other factors are discussed throughout this prospectus and the documents incorporated by reference and particularly the factors discussed under the heading “Risk Factors” in this prospectus and the disclosures included in Gentiva’s filings with the SEC including, but not limited to, Gentiva’s Form 10-K for the fiscal year ended January 1, 2006. There may be additional risks, uncertainties and factors that Gentiva does not currently view as material or that are not necessarily known. Gentiva cannot make any assurance that projected results or events will be achieved. The forward-looking statements included or incorporated by reference in this prospectus are only made as of the date of this prospectus or the respective incorporated document, and Gentiva does not have any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, to reflect the occurrence of unanticipated events or otherwise. Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any of these forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which will arise or to assess with any precision the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
USE OF PROCEEDS
      We will not receive any of the proceeds from the sale of shares by the Selling Stockholders, except as described below. Under the terms of the merger agreement with Healthfield, pursuant to which we acquired Healthfield and the Selling Stockholders acquired the shares of our common stock being offered under this prospectus, the Selling Stockholders have deposited into escrow a total of 1,893,656 shares to secure a portion of their indemnification obligations to us under the merger agreement. These shares are scheduled to be released from escrow in three equal tranches (less an amount for any resolved or pending claims against the Selling Stockholders) on December 31, 2006, June 30, 2007 and February 28, 2008. Any such Selling Stockholder who elects to sell some or all of its shares held in escrow is required to deposit the resulting net sale proceeds into escrow. We could receive some or all of these sale proceeds should such Selling Stockholder be required to indemnify us under the merger agreement.

SELLING STOCKHOLDERS
      The Selling Stockholders acquired the shares of common stock offered by this prospectus from Gentiva in connection with the acquisition of Healthfield by Gentiva.
      The following table sets forth information known to us with respect to beneficial ownership of our common stock as of May 26, 2006 by the Selling Stockholders.
      The Selling Stockholders may offer or sell some, all or none of their respective shares. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that any Selling Stockholder (and their respective pledgees, donees, transferees or other successors-in-interest that receive their shares from a Selling Stockholder as a gift, pledge, partnership distribution or other non-sale related transfer) may offer under this prospectus. The following table assumes that the Selling Stockholders sell all of their respective shares registered for resale under this prospectus.
      Except as otherwise disclosed in the footnotes below, none of the Selling Stockholders has, nor within the past three years has had, any position, office or other material relationship with Gentiva or its predecessors or affiliates.

	Number of Shares
	Beneficially Owned		Number of Shares
	Prior to this	Number of Shares	Beneficially Owned
Name of Selling Stockholders	Offering	Being Offered	After this Offering

Rodney D. Windley(1)(2)	1,634,199	1,633,602	597	(3)
H. Anthony Strange(4)(5)	311,465	311,465	0
Estate of John T. Ennis, Sr.	158,613	158,613	0
Pam Dunn(6)	23,878	23,878	0
Cynthia L. Lumpkin(7)	155,254	155,254	0
Gary E. Snyder	101,466	101,466	0
Douglas E. Caddell(8)	74,756	74,756	0
Perri Southerland(9)	32,003	32,003	0
Carole W. Shunnarah(10)	23,878	23,878	0
Mary C. Wollstein(11)	32,003	32,003	0
Robert E. Griffin, Jr.	121,127	121,127	0
Eileen L. Kugman Living Trust	32,491	32,491	0
Sound Capital, LLC	26,671	26,671	0
Wiregrass Foundation	351,552	351,552	0
Bruce V. Rauner(12)	79,551	79,551	0
Chatham Investment Fund II, LLC	59,663	59,663	0
Ray L. Shrout(13)	70,310	70,310	0

(1)	Rodney Windley has been a Class II director and Vice Chairman of our board of directors since February 28, 2006.

(2)	In addition to the shares referred to in footnote (3), represents 1,420,286 shares owned directly by Mr. Windley, 119,170 shares owned indirectly by Mr. Windley through a grantor retained annuity trust and 94,146 shares held by RT Management, LLC (“RT Management”) with respect to which Mr. Windley shares voting and investment power with H. Anthony Strange. Mr. Windley is a co-manager and owner of RT Management and owns approximately 25% of the interests in the shares of Gentiva held by RT Management. Mr. Windley disclaims beneficial interest of the shares of Gentiva held in RT Management, except to the extent of his pecuniary interest therein.

(3)	Represents beneficial ownership of the 597 shares representing the equivalent of units deferred under Gentiva’s Stock & Deferred Compensation Plan for Non-Employee Directors.

(4)	H. Anthony Strange is an Executive Vice President and President, Gentiva Home Health.

(5)	Represents 217,319 shares owned directly by Mr. Strange and 94,146 shares held RT Management with respect to which Mr. Strange shares voting and investment power with Rodney Windley. Mr. Strange is a co-manager and owner of RT Management and owns approximately 75% of the interests in the shares of Gentiva held by RT Management. Mr. Strange disclaims beneficial interest of the shares of Gentiva held in RT Management, except to the extent of his pecuniary interest therein.

(6)	Pam Dunn is a paralegal.

(7)	Cynthia Lumpkin is the former Treasurer and Chief Financial Officer of Healthfield.

(8)	Douglas Caddell is Vice President, Sales.

(9)	Perri Southerland is Vice President, Government Reporting.

(10)	Carole Shunnarah is an executive assistant.

(11)	Mary Wollstein is Vice President, Acquisitions and Integration.

(12)	Bruce Rauner is a former director of Healthfield.

(13)	Ray Shrout is Vice President, Hospice.
PLAN OF DISTRIBUTION
      As used in this prospectus, “Selling Stockholders” include the Selling Stockholders named above and their donees, pledgees, transferees or other successors in interest selling shares received from the Selling Stockholders as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus; provided that these non-sale related transfers comply with the terms of the Registration Rights Agreement. We have been advised that the Selling Stockholders may effect sales of the shares of the common stock directly, or indirectly by or through underwriters, agents or broker-dealers, and that the shares of the common stock may be sold, at any time, or from time to time, by one or a combination of several of the following methods:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the shares of common stock may be listed or quoted at the time of the sale;

•	purchases by underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder(s) and/or the purchasers of the shares for whom they may act as agent;

•	one or more block transactions, including transactions in which the broker or dealer so engaged will attempt to sell the shares of the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	ordinary brokerage transactions or transactions in which a broker solicits purchases;

•	purchases by a broker-dealer and resale by the broker-dealer for its account under this prospectus;

•	the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

•	short sales or transactions to cover short sales relating to the shares;

•	privately negotiated transactions;

•	the writing of put or call options, whether the options are listed on an options exchange or otherwise;

•	distributions to creditors and equity holders of the Selling Stockholder(s); and

•	any combination of the foregoing, or any other available means allowable under applicable law.

      The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale; provided that each sale complies with the terms of the Registration Rights Agreement. The aggregate proceeds to the Selling Stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares of common stock to be made directly or through agents. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of common stock, except as described under the heading “Use of Proceeds.”
      Under the Registration Rights Agreement, we granted the Selling Stockholders certain registration rights pertaining to shares of our common stock received by the Selling Stockholders in connection with the acquisition of Healthfield. The Registration Rights Agreement provides for cross-indemnification of the Selling Stockholders and us, and its and our respective directors, officers, controlling persons, agents and employees against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act.
      We have agreed to bear all costs, expenses and fees in connection with the registration of the shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the resale of the shares. We have agreed to maintain the effectiveness of this registration statement until the earlier of (i) the date on which all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other similar rule of similar effect or (ii) the date that is three years from the date this Registration Statement is declared effective by the SEC (subject to extension for Blockage Periods as defined in the Registration Rights Agreement).
      Subject to the terms of the Registration Rights Agreement, including provisions relating to blackout periods, the Selling Stockholders may sell the shares covered by this prospectus from time to time, and may also decide not to sell all or any of the shares they are allowed to sell under this prospectus. The Selling Stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The Selling Stockholders may effect sales by selling the shares directly to purchasers in individually negotiated transactions, or to or through broker-dealers, which may act as agents or principals. The Selling Stockholders may sell their shares at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices.
      Additionally, the Selling Stockholders may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders also may sell shares short and redeliver shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Stockholders also may loan or pledge shares, and the borrower or pledgee may sell or otherwise transfer the shares so loaned or pledged pursuant to this prospectus. Such borrower or pledgee also may transfer those shares to investors in our securities or the Selling Stockholders’ securities or in connection with the offering of other securities not covered by this prospectus.
      From time to time, a Selling Stockholder may transfer, pledge, donate, grant a security interest in or assign its shares of common stock to lenders or others and each of such persons will be deemed to be the “Selling Stockholder” for purposes of this prospectus. The number of shares of common stock beneficially owned by such Selling Stockholder will decrease as, when and to the extent it takes such actions. The plan of distribution for a Selling Stockholder’s shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees, secured parties, or other successors will be a Selling Stockholder hereunder. Any donee, pledgee, transferee, secured parties, or other successors that intends to offer or sell shares through this prospectus will be named in a prospectus supplement, if required.

      The Selling Stockholder may enter into sale, forward sale and derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those sale, forward sale or derivative transactions, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions and by issuing securities that are not covered by this prospectus but are exchangeable for or represent beneficial interests in the common stock then the third party may use shares received under those sale, forward sale or derivative arrangements or shares pledged by the Selling Stockholders or borrowed from the Selling Stockholders or others to settle such third party sales or to close out any related open borrowings of stock. The third parties may deliver this prospectus in connection with any such transactions. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment, if required).
      Underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer or agent might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by the Selling Stockholder may arrange for other broker-dealers to participate in the resales.
      In connection with sales of our common stock covered hereby, the Selling Stockholders and any broker-dealers or agents and any other participating broker-dealers who execute sales for the Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act. Accordingly, any profits realized by the Selling Stockholders and any compensation earned by such broker-dealers or agents may be deemed to be underwriting discounts and commissions. Because the Selling Stockholders may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of that act. At the request of the Selling Stockholders, we will make copies of this prospectus (as it may be amended or supplemented from time to time) available to the Selling Stockholder for the purpose of satisfying the prospectus delivery requirements. In addition, any shares of the Selling Stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold in open market transactions under Rule 144 or Rule 144A rather than pursuant to this prospectus.
      Under applicable rules and regulations under the Securities Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect of our common stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders. These restrictions may affect the marketability of such shares. We will make copies of this prospectus available to the Selling Stockholders if there is a need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.
      In order to comply with applicable securities laws of some states, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available.
      The Selling Stockholders may also sell the shares through one or more underwriters on a firm commitment or best-efforts basis (with a supplement or amendment to this prospectus, if required). If underwriters are used in a firm commitment underwriting, we and the Selling Stockholders will execute an underwriting agreement with those underwriters relating to the shares of common stock that the Selling Stockholders will offer. Unless otherwise set forth in a prospectus supplement, the obligations of the underwriters to purchase these shares of common stock will be subject to conditions. The underwriters will purchase the shares on a firm commitment basis and will be obligated to purchase all of the shares if any are purchased. The shares of common stock subject to any such underwriting agreement will be acquired by the underwriters for their own account and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may be deemed to have received compensation from the Selling Stockholders in the form of underwriting discounts or commissions and may also receive commissions from the purchasers of these shares for whom they may act as agent. The Selling Stockholders may authorize underwriters to solicit offers by institutions to purchase the shares of common stock subject to the underwriting agreement from the Selling Stockholders at the public offering price stated in the prospectus supplement through delayed delivery contracts providing for payment and delivery on a specified date in the future. If the Selling Stockholders sell shares of common stock through these delayed delivery contracts, the prospectus supplement will state that, as well as the conditions to which these delayed delivery contracts will be subject, and the commissions payable for that solicitation. The applicable prospectus supplement will set forth whether or not the underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the shares of common stock at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. Underwriters are not required to engage in any of these activities, or to continue these activities if commenced.
      The underwriters, if any, may sell these shares to or through dealers. These dealers may arrange for other dealers to participate in sales and may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time and may exceed customary commissions.
      If dealers are utilized in the sale of shares of common stock, the Selling Stockholders will sell the shares to the dealers as principals. The dealers may then resell the shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.
      The Selling Stockholders may also sell shares of common stock through agents designated by them from time to time. We will name any agent involved in the offer or sale of the shares and will list commissions payable by the Selling Stockholders to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement.
      We and the Selling Stockholders may indemnify underwriters, dealers or agents who participate in the distribution of securities against specified liabilities, including liabilities under the Securities Act, and agree to contribute to payments which these underwriters, dealers or agents may be required to make.
      In connection with an underwritten offering of common stock under this prospectus, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.
      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.
      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock offered under this prospectus. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the

NASDAQ Global Select Market or another automated quotation system, or in the over-the-counter market or otherwise.
      A prospectus supplement, if required, will be filed when we are notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. The supplement will set forth the specific terms of the offering of securities, including:

•	the name of the Selling Stockholder and other participating broker-dealer(s);

•	the number of shares of common stock offered;

•	the price such shares of common stock are being sold;

•	the proceeds to the Selling Stockholder from the sale of such shares;

•	the specific plan of distribution for such shares of common stock;

•	the names of the underwriters or agents, if any;

•	any underwriting discounts, agency fees or other compensation to underwriters or agents;

•	any discounts or concessions allowed or paid to dealers;

•	when applicable, that a broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus as supplemented; and

•	any other facts material to the transaction.
LEGAL MATTERS
      The validity of the shares of common stock offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.
EXPERTS
      The consolidated financial statements, financial statement schedule, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended January 1, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of Healthfield and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been incorporated in this prospectus by reference to the Current Report on Form 8-K/A Amendment No. 1 filed on May 16, 2006 in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We file annual, quarterly and current reports, proxy and information statements and other information with the SEC. You may read any of these filed documents at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information that Gentiva files electronically with the SEC. The address of that website is www.sec.gov. Our website address is www.gentiva.com. Information contained on our website is not part of this prospectus.

      We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of that Registration Statement, does not include all the information contained in that Registration Statement and its exhibits. For further information with respect to us and our common stock, you should consult the Registration Statement and its exhibits.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      The SEC allows certain information to be incorporated by reference into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC that contains that information. This prospectus incorporates by reference important business and financial information about us that is not disclosed in or delivered with this prospectus. The information incorporated by reference is deemed a part of this prospectus (except for any information superseded by information contained directly in this prospectus) and is an important part of this prospectus.
      This prospectus incorporates by reference the documents set forth below that Gentiva previously filed with the SEC, as well as any future documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering. These documents contain important information about us, our businesses and our financial condition.
      We incorporate by reference in this prospectus the following documents and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Annual Report on Form 10-K for the fiscal year ended January 1, 2006;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2006;

•	Definitive Proxy Statement filed on April 10, 2006 relating to our 2006 Annual Meeting of Shareholders;

•	Current Reports on Form 8-K filed on April 12, 2006 and May 15, 2006 and on Form 8-K/A filed on May 16, 2006; and

•	Description of our common stock contained in our Registration Statement on Form 8-A as filed with the SEC on February 4, 2000, as amended, including any amendment or report filed for the purpose of updating such description.
      The information we file later with the SEC will automatically update and may supersede the information included in and incorporated by reference in this prospectus.
      Documents incorporated by reference have been filed with the SEC and are available from the SEC website or otherwise as described in the section “Where You Can Find Additional Information.”
      You may also request a copy of any documents incorporated by reference in this prospectus (including any exhibits that are specifically incorporated by reference in them), at no cost, by writing or telephoning Gentiva at the following address or telephone number:
Secretary
Gentiva Health Services, Inc.
3 Huntington Quadrangle, Suite 200S
Melville, NY 11747-4627
(631) 501-7000
      You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information.

3,194,137 SHARES
OF
COMMON STOCK, PAR VALUE $0.10 PER SHARE
GENTIVA HEALTH SERVICES, INC.

PROSPECTUS

July 17, 2006